UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
1021620

NOTIFICATION OF LATE FILING	CUSIPNUMBER
M7531S206

(Check one):   ☐ Form 10-K   ☒ Form 20-F   ☐ Form 11 -K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:  December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orckit Communications Ltd. (under temporary liquidation)
Full Name of Registrant

Former Name if Applicable

126 Yigal Alon Street
Address of Principal Executive Office (Street and Number)

Tel Aviv 67443 Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The District Court of Tel Aviv appointed a temporary liquidator over the Registrant on June 29, 2014, granting him authority over the Registrant in lieu of its board of directors and management.  On March 12, 2015, the temporary liquidator petitioned the Court for authority to implement a proposed operating plan with respect to the Registrant for a period of one year from March 2015. The Court issued a decision in response to this petition, approving the proposed operating plan, only during April, and the Registrant is considering the impact of the court's decision on its business and financial condition, including whether going concern, bankruptcy accounting or liquidation basis of accounting would be appropriate for its financial statement presentation. In light of these circumstances, the Registrant had to postpone the preparation of the annual report.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Adv. Lior Dagan	+972-3	607-0803
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates a reduction in revenues and expenses as a result of a prolonged decrease in the main business activity of its subsidiary and the appointment of a temporary liquidator to the registrant in June 29, 2014, followed by limited operation of the Registrant and its subsidiary. Based on unaudited financial statements of the Registrant for the year ended December 31, 2014:  revenues decreased 54.9%, from $8.2 million in 2013 to $3.7 million in 2014; cost of revenues and operating expenses decreased by 28.8%, from $11.1 million in 2013 to $7.9 million in 2014; and operating loss increased 40%, from $(3.0) million in 2013 to $(4.2) million in 2014.

Orckit Communications Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2015	By:	/s/ Lior Dagan
Adv. Lior Dagan, Temporary Liquidator

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).